September 29, 2010

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549-3651
Attention:  Lyn Shenk

RE: SCHAWK, INC.
FILE NO. 001-09335
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
SCHEDULE 14A FILED APRIL 20, 2010

Ladies and Gentlemen:

Schawk, Inc. (the “Company”) hereby submits the following responses to the comments contained in the letter from Lyn Shenk of the Staff of the Securities and Exchange Commission (the “Commission”) dated September 7, 2010 (the “Comment Letter”) with respect to the above-referenced filings.

Please note the numbered items below correspond to the number of the corresponding comment (set forth in bold italics below) from the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Executive Overview

1.           We note that online marketing and advertising opportunities continue to grow as more companies are shifting marketing dollars away from print (which represents a substantial portion of your revenue) to online.  As this appears to be an uncertainty affecting future results and trends, please consider discussing how you expect this industry shift to impact your future operations.

In response to the Staff’s comment, we note that our revenues are not materially impacted by media type  (i.e., print versus online), but on the level of client activity that drives the creation and introduction of new images and the frequency of changes to existing images, regardless of whether they ultimately appear in a digital or printed format.  With respect to the marketing and advertising portion of our business, as our clients shift or continue to shift from print to online marketing and advertising, we believe that revenue can be captured.  In the future, to the extent this shift from print to online is reasonably likely to have a material impact on our business and operations, we will include in future annual and quarterly annual reports, as applicable, a discussion addressing our expectations concerning its potential effect on our future operations.

Impairment of long lived asset, page 30

2.           We note several write-downs of property, goodwill, and other intangible assets during the periods discussed.  Please consider providing a table in the beginning of the discussion which summarizes the

U.S. Securities and Exchange Commission Division of Corporate Finance September 29, 2010 Page 2

amount of write-downs for each period presented by asset category to enhance an investor’s overview of impairments.

In response to the Staff’s comment, in future annual and quarterly reports where our discussion of impairment of long lived assets for the periods presented involves disclosure concerning several different types of write-downs, we will expand our presentation to include a table at the beginning of such discussion that summarizes by asset category the amount of write-downs for each period presented.

Critical Accounting Policies, page 44

Goodwill and Other Acquired Intangible Assets, page 44

3.           We note that because of a significant decrease in the company’s market capitalization during the first quarter of 2009 that an additional goodwill impairment test was performed.  In light of the above, please expand your critical accounting policy for goodwill to include the following:

•	the percentage by which fair value of the reporting units exceeded the carrying values as of the date of the most recent test;

•	the amount of goodwill allocated to the reporting unit;

•	a description of the methods and key assumptions used and how the key assumptions were determined;

•
a discussion of the degree of uncertainty associated with the key assumptions including specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

In response to the Staff’s comment, we will expand our disclosures related to goodwill impairment testing in the Critical Accounting Policy and Estimates section of Management’s Discussion and Analysis of Financial Condition and Results of Operations for future filings. Please refer to our response to Staff comment number five, where we have included expanded disclosures regarding goodwill and other acquired intangible assets.

Goodwill Impairment, page 29

Goodwill and Other Acquired Intangible Assets, page 44

Note 7 – Goodwill and Other Intangible Assets, page 71

4.           With respect to your 2008 goodwill impairment test where you recognized significant impairment aggregating approximately $48 million, we note that the test was performed at a level below the operating segments for each of the multiple reporting units on a geographic basis.  Furthermore, we also note that the 2009 goodwill impairment test was performed solely at the operating segment level.  With expanded information provided in the notes and elsewhere, please tell us and disclose why management believed it was appropriate to change the basis in testing for 2009 goodwill impairment at an operating segment level.  Please also advise us of the impact on the 2009 impairment test being performed at an operating segment level, rather than at one level below the operating segment.

The following relates to the Company’s goodwill impairment tests for 2008 and 2009, which reflects the Company’s restructuring during the second quarter of 2009 that resulted in a realignment of its operating segments.

U.S. Securities and Exchange Commission Division of Corporate Finance September 29, 2010 Page 3

Segment Reporting

For 2008, the Company organized its operations primarily by geographic area into seven operating segments, which also were considered to be reporting units for goodwill impairment testing (see the goodwill testing discussion below). The Company aggregated its seven operating segments into a fewer number of reportable segments for 2008 financial reporting in accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic No. 280, Segment Reporting (“ASC 280”).

Effective July 1, 2009, the Company restructured its operations on a geographic basis into three operating segments, North America, Europe and Asia Pacific, to reflect a change in the management reporting structure that was implemented and made effective at that time. The restructuring enables the Company to better serve its current set of global clients with an integrated service offering, position the Company to sell and market its integrated suite of services to prospective global clients and will reduce costs, while increasing the Company’s service capabilities. The Company’s North America segment includes all of the Company’s operations located in North America, including its Canadian and Mexican operations, its U.S. branding and design capabilities and its U.S. digital solutions business. The Company’s Europe segment includes all operations located in Europe, including its European branding and design capabilities and its digital solutions business in the United Kingdom. The Company’s Asia Pacific segment includes all operations in Asia and Australia, including its Asia Pacific branding and design capabilities. The Company believes its current geographic operating segment structure is appropriate and reflects the Company’s management reporting and operations, which are organized on a geographic basis, and is consistent with how our Chief Operating Decision Maker (David A. Schawk, Chief Executive Officer) assesses performance of and allocates resources to the geographical businesses.

2008 Goodwill Impairment Test:

In accordance with ASC Topic No. 350, Intangibles - Goodwill and Other (“ASC 350”), the Company deemed its operating segments, as discussed above, to be its reporting units and hence performed its annual goodwill impairment test at the operating segment level, not at the level below the operating segment.  To the extent that we discuss 2008 goodwill testing procedures and results in future filings, we intend to clarify our disclosure to state that goodwill was allocated to the operating segments for 2008 impairment testing (rather than to the reporting units at a level below the operating segments as was indicated in our prior Form 10-K filings). As discussed above, the Company aggregated its operating segments into a smaller number of reportable segments for 2008 financial reporting.

2009 Goodwill Impairment Test:

As discussed above, the Company restructured its operations during 2009 on a geographic basis into three operating segments, North America, Europe and Asia Pacific. In conjunction with the change, the Company determined that its new operating segments also represent its new reporting units.  Accordingly, the Company allocated goodwill to the new reporting units on a relative fair value basis. Prior to the reporting structure realignment, management performed an assessment of the fair value of each of the Company’s reporting units relative to their existing carrying value, including goodwill, as of June 30, 2009, using the 2008 reporting units, and determined that there was no impairment.

U.S. Securities and Exchange Commission Division of Corporate Finance September 29, 2010 Page 4

The following table summarizes the results of the Company’s June 30, 2009 impairment analysis:

		Carrying
	Fair Value	Value	Potential
Reporting Unit	Equity	Equity	Impairment
	(In millions)
Anthem	$13,600	$12,600	No
Europe	$13,700	$4,000	No
Canada	$20,000	$18,600	No
Asia Pacific	$18,400	$9,300	No
U.S. & Mexico	$162,200	$157,500	No
Cactus	$1,500	$1,500	No
Digital Solutions	$5,000	$(300)	No

In the fourth quarter of 2009, the Company performed the required goodwill impairment test as of October 1, 2009. As discussed above, during 2009 the Company restructured its operations on a geographic basis into three operating segments, North America, Europe and Asia Pacific. This realigned operating structure reflects the current management reporting structure of the Company.  For the October 1, 2009 impairment test, the Company considered the requirements in ASC 350 and determined that the operating segments were also the Company’s reporting units for goodwill impairment testing purposes. The primary reason for this is that the segment manager for each geographical operating segment (i.e., North America, Europe and Asia Pacific) assesses operating performance at the segment level, rather than reviewing the results of individual locations within the segment. Within a particular segment, our facilities are primarily located close to major customer operations and although these locations service those customers, fulfillment of the services provided to that customer are often performed at other locations, based on the type of work being performed, specialized skills or resources, availability of personnel, etc.  As such, segment management considers the individual locations within each segment to be production centers or customer service centers serving the operating segment as a whole.

Using projections of operating cash flow for each reporting unit, the Company performed a step one assessment of the fair value of each reporting unit as compared to the carrying value of each reporting unit. The step one impairment analysis indicated no potential impairment of the assigned goodwill. Please see response to Staff comment number five for further detail concerning our 2009 annual goodwill impairment test.

Critical Accounting Policies and Estimates, page 44

5.           Your disclosure in this section generally provides information contained in your consolidated financial statements.  As many estimates and assumptions involved in the application of GAAP have a material impact on reported financial condition and operating performance and on the comparability of reported information over different accounting periods, the disclosure should address material implications of uncertainties associated with the methods, assumptions and estimates underlying critical accounting measurements.  In this regard, in addressing the magnitude of uncertainty with estimates and assumptions, we believe that your disclosures should provide greater insight into the quality and variability of information regarding financial condition and operating performance.  Specifically, please also analyze the specific sensitivity to change of material assumptions and estimates and provide quantitative information in this manner.  For example, in your Accounts Receivable discussion, you state “a change in the company’s assumptions would result in the company recovering an amount of its accounts receivable that differs from its carrying value.”  Additional information that quantifies specific sensitivity to change for your material assumptions and estimates in assessing recoverability of accounts receivable provides investors with more informative and material information for analysis.  Please revise accordingly.

U.S. Securities and Exchange Commission Division of Corporate Finance September 29, 2010 Page 5

In response to the Staff’s comment, we will enhance and expand the disclosures regarding Critical Accounting Policies and Estimates in future filings and quantify, where possible, the sensitivity of changes to material assumptions and estimates that underlie the accounting policies and estimates when changes in estimates and assumptions are reasonably likely to occur and would have a material effect.   For example, under this approach our disclosures relating to the Critical Accounting Policies and Estimates included in our Form 10-K for the year ended December 31, 2009 would be revised as follows, with the additional and revised disclosures shown in italics (with normal text representing the portions of the existing disclosure, shown for clarity):

Accounts Receivable:

The Company’s clients are primarily consumer product manufacturers, advertising agencies; retailers, both grocery and non-grocery, and entertainment companies.  Accounts receivable consist primarily of amounts due to Schawk from its normal business activities. The Company’s allowance for doubtful accounts is determined using assumptions of minimum reserve requirement percentages applied to the aging of the Company’s trade accounts receivable, along with specific reserves for known collection issues.  For example, the aging-based portion of our reserve is determined by applying a 25% reserve to amounts overdue by more than 120 days, a 60% reserve to amounts overdue by more than 180 days and a 100% reserve for amounts overdue by more than 360 days. In our experience, this policy as supplemented by specific reserves for known collection issues, broadly captures the credit risk in our receivables.  Based on the Company’s estimates and assumptions, an allowance for doubtful accounts and credit memos of $1.6 million was established at December 31, 2009, compared to an allowance of $3.1 million at December 31, 2008.

Impairment of Long-Lived Assets:

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired. Events that may indicate that certain long-lived assets might be impaired might include a significant downturn in the economy or the consumer packaging industry, a loss of a major customer or several customers, a significant decrease in the market value of an asset, a significant adverse change in the manner in which an asset is used or an adverse change in the physical condition of an asset.  The Company tests long-lived assets for impairment when facts and circumstances have changed and a potential impairment trigger is indicated. Impairment is evaluated by a comparison of the carrying value of an asset to the estimated future net undiscounted cash flows expected to be generated by the asset. If this comparison indicates that an asset is impaired, the loss recognized is the amount by which the carrying value exceeds the estimated fair value. The Company’s impairment losses in regard to long-lived assets have in recent years primarily related to surplus properties resulting from restructuring (i.e., facility consolidation) actions.  For significant losses, the Company estimates fair value based on market valuation studies performed by qualified third-party valuation experts. Assumptions used in estimating cash flows include among other things those assumptions concerning periods of operation and projections of revenues and costs of revenues, industry trends and market interest rates. There are inherent uncertainties associated with the judgments and estimates used in assessing asset impairment and it is possible that impairment charges recognized in a given period would differ if the assessment was made in a different period.  During 2009, the Company recorded an impairment charge of $1.4 million, principally for land and buildings where the carrying values could not be supported by current appraised market values and reflected this expense as Impairment of long-lived assets in the Consolidated Statements of Operations at December 31, 2009.

U.S. Securities and Exchange Commission Division of Corporate Finance September 29, 2010 Page 6

Goodwill and Other Acquired Intangible Assets:

The Company has made acquisitions in the past that included a significant amount of goodwill, customer relationships and, to a lesser extent, other intangible assets. Goodwill is not amortized but is subject to an annual (or under certain circumstances more frequent) impairment test based on its estimated fair value. Customer relationships and other acquired intangible assets are amortized over their useful lives and are tested for impairment when facts and circumstances have changed and a potential impairment trigger is indicated. Events that may indicate potential impairment include a loss of, or a significant decrease in volume from, a major customer, a change in the expected useful life of an asset, a change in the market value of an asset, a significant adverse change in legal factors or business climate, unanticipated competition relative to a major customer or the loss of key personnel relative to a major customer. Impairment is evaluated by a comparison of the carrying value of an asset to the future net undiscounted cash flows expected to be generated by the asset. If this comparison indicates that an acquired intangible asset is impaired, the loss recognized is the amount by which the carrying value exceeds the estimated fair value.

During 2009, the Company recorded an impairment write-down of $0.1 million for a customer relationship intangible asset for which it was determined that future estimated cash flows did not support the carrying value. The Company did not identify any other events or changes in circumstances that would indicate an impairment condition existed at December 31, 2009, with respect to its acquired intangible assets other than goodwill.

The Company performs a goodwill impairment test annually, or when events or changes in business circumstances indicate that the carrying value may not be recoverable. The Company historically performed its annual impairment test as of December 31; however, in the fourth quarter of 2008, the Company changed its annual test date to October 1st.

In the third quarter of 2009, the Company restructured its operations on a geographic basis, in three areas: North America, Europe and Asia Pacific (see Note 18 – Segment and Geographic Reporting). The Company allocated goodwill to the new segments on a relative fair value basis and relied on the goodwill impairment analysis performed as of June 30, 2009, which indicated no impairment of the assigned goodwill.

The Company performed its 2009 goodwill impairment test as of October 1, 2009. In accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic No. 350, Intangibles - Goodwill and Other (“ASC 350”), the Company performed its annual impairment review for its reporting units  on a geographic basis at the operating segment level.  Using projections of operating cash flow for each reporting unit, the Company performed a step one assessment of the fair value of each reporting unit using the income approach (i.e. discounted cash flow, or “DCF”), as compared to the carrying value of each reporting unit. In addition, the Company utilized a market approach, which assumes that companies operating in the same industry will share similar characteristics and the company values will correlate to those characteristics, to validate the results of the income approach valuations. However, due to the lack of comparable industry data, the Company ultimately relied on the income approach in arriving at the fair value of the reporting units.  The DCF method was used due to company specific growth and profitability factors best captured in management’s projections, which are considered most representative of the future outlook for the reporting units.

U.S. Securities and Exchange Commission Division of Corporate Finance September 29, 2010 Page 7

The step one impairment analysis indicated no potential impairment of the assigned goodwill. The following table summarizes the results of the Company’s step one impairment analysis:

	North		Asia
	America	Europe	Pacific	Total
	(In millions)
Fair value of reporting unit	$263.8	$33.0	$21.9	$318.7

Carrying value of reporting unit	$187.9	$15.7	$14.7	$218.3

Percentage fair value over carrying value	40.4%	110.2%	49.0%	46.0%

Goodwill allocated to reporting unit	$172.0	$8.4	$6.7	$187.1

Based on the October 1, 2009 closing price of the Company’s common stock, the Company had a market capitalization of $285.2 million, compared to its estimated fair value of $318.7 million, which indicates an implied control premium of approximately 12%.

The discounted cash flow model used for the income valuation approach was based on the Company’s ten-year projections of operating income for each reporting unit. Projections for the first three years (2010-2012) were consistent with the Company’s three-year business plan as approved by the Company’s board of directors and utilized for financing discussions and transactions with current and prospective lenders. The Company’s ten year projection assumed revenue growth of 3% to 5% annually, with a commensurate increase in operating expenses. The discount rate used for the cash flow model varied from 14% to 18%, by reporting unit.

In evaluating the recoverability of goodwill, it is necessary to estimate the fair value of the reporting units. In making this assessment, the Company’s management relies on a number of factors to discount anticipated future cash flows, including operating results, business plans and present value techniques. There are inherent uncertainties in the assumptions and estimates used in developing future cash flows and management’s judgment is required in applying these assumptions and estimates to the analysis of goodwill impairment, including projecting revenues and profits, interest rates, cost of capital, tax rates, the corporation’s stock price and the allocation of shared or corporate items. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments.  For example, the Company’s revenue growth rate could be lower than projected due to economic, industry or competitive factors or the discount rate used in the Company’s cash flow model could increase due to a change in market interest rates. Additionally, future goodwill impairment charges may be necessary if the Company’s market capitalization decreases due to a decline in the trading price of the Company’s common stock.

Because of a significant decrease in the Company’s market capitalization during the first quarter of 2009, the Company performed an additional goodwill impairment test as of March 31, 2009 and determined that goodwill was not impaired.

The Company performed its 2008 impairment test as of October 1, 2008. In accordance with the Intangibles – Goodwill and Other Topic of the Codification, ASC 350, the Company allocated its goodwill to multiple reporting units, mainly on a geographic basis at the operating segment level. The test indicated that goodwill assigned to the Company’s European and Anthem reporting units was impaired by $30.7 million and $17.3 million, respectively, as of October 1, 2008, which was recorded in the fourth quarter of 2008. With the segment reorganization in the third

U.S. Securities and Exchange Commission Division of Corporate Finance September 29, 2010 Page 8

quarter of 2009, the impairment of goodwill was reassigned to the new segments as follows: North America – $14.3 million, Europe – $32.7 million and Asia Pacific – $1.0 million. The goodwill impairment reflected the decline in global economic conditions and general reduction in consumer and business confidence experienced during the fourth quarter of 2008.

Income Taxes:

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets arising from temporary differences and net operating losses will not be realized. Federal, state and foreign tax authorities regularly audit Schawk, like other multi-national companies, and tax assessments may arise several years after tax returns have been filed. Effective January 1, 2007, the Company adopted the provisions of Income Taxes Topic of the Codification, ASC 740, that contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50 percent likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes, which could result in a change in reported income tax expense for a particular period.  For example, the Company’s effective tax rates could be adversely affected by earnings being lower than anticipated in countries which have lower statutory rates and higher than anticipated in countries which have higher statutory rates, by changes in the valuation of deferred tax assets and liabilities, or by changes in the relevant tax, accounting or other laws, regulations, principles and interpretations.  The Company is subject to audit in various jurisdictions, and such jurisdictions may assess additional income tax against it.  Although the Company believes its tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from its historical income tax provisions and accruals.  The results of an audit or litigation could have a material effect on the Company’s operating results or cash flows in the period or periods for which that determination is made. See Note 11 - Income Taxes to the Consolidated Financial Statements for further discussion.

The Company has provided valuation allowances against deferred tax assets, primarily arising from the acquisition of Seven in 2005, due to the dormancy of the companies generating the tax assets or due to income tax rules limiting the availability of the losses to offset future taxable income.

Exit Reserves:

The Company records reserves for the consolidation of workforce and facilities of acquired companies. The exit plans are approved by company management prior to, or shortly after, the acquisition date. The exit plans provide for severance pay, lease abandonment costs and other related expenses. A change in any of the assumptions used to estimate the exit reserves that result in a decrease to the reserve would result in a decrease to goodwill. Any change in assumptions that result in an increase to the exit reserves would result in a charge to income. During 2009, the Company recorded a reduction to its exit reserves for the Benchmark acquisition in the amount of $0.1 million as a credit to goodwill and an increase to its exit reserves for Seven and Winnetts for $1.0 million as a charge to income, primarily due to changes in sublease assumptions at the vacated facilities. At December 31, 2009, the Company had exit reserves of approximately $2.4 million that were included in Accrued expenses and Other noncurrent liabilities on the Consolidated Balance Sheets, for exit activities completed in 2005 and 2006, primarily for facility closure costs. Future increases or decreases in these reserves are possible, as the Company continues to assess changes in circumstance that would alter the future cost assumptions used in the calculation of the reserves. Exit reserves are adjusted when facts regarding a particular reserve have changed, indicating that the original reserve assumptions are no longer valid. For example, the sublease assumptions originally used in computing a reserve for a vacant leased property could become invalid because of a change in circumstances of a sublease tenant, requiring a recalculation of the correct reserve balance. However, the Company believes that, because the current exit reserves are diminishing, any further changes to the exit reserves would be immaterial to its consolidated financial statements. See Note 2 - Acquisitions to the Consolidated Financial Statements for further discussion.

U.S. Securities and Exchange Commission Division of Corporate Finance September 29, 2010 Page 9

Note 1 – Long-lived Assets, page 58

6.           In the last sentence of the first paragraph, you disclose that if impairment occurred the adjustment of the long-lived asset to its fair value generally equals the future estimated undiscounted cash flows associated with the asset.  Although in evaluating for impairment the carrying value of the asset is compared to the expected future undiscounted cash flows, the recognition of impairment at fair value would be based on a different measure and not undiscounted cash flows.  In accordance with ASC Topic 360-10-35-36, an expected present value technique may often be an appropriate technique with which to estimate fair value.  In this regard, a present value technique would utilize an interest rate to discount cash flows that reflect assumptions consistent with those inherent in the estimated cash flows.  If you used undiscounted cash flows in deriving fair value, please tell us if impairment would have occurred based on estimated discounted cash flows.  Otherwise, please clarify and revise your accounting policy, as appropriate, including disclosure on the methodology and assumptions used in deriving the present value of estimated future cash flows.  Please advise and revise accordingly.

We perform recoverability tests for long-lived assets using undiscounted cash flows in accordance with ASC Topic 360 and measure impairment charges using discounted cash flows associated with an asset in the determination of fair value. The use of the word “undiscounted” in the last sentence of the first paragraph was a typographical error that will be rectified in all relevant future filings.

Schedule 14A

Compensation Discussion & Analysis, page 10

7.           We note that your compensation committee considers the recommendations and input of your chief executive officer and other members of management before making decisions with respect to the compensation of your named executive officers.  Please confirm that in future filings, you will disclose in reasonably complete detail the role of your executive officers in your compensation processes and their input during the crafting of compensation packages.  Refer to Item 402(b)(xv) of Regulation S-K.

In response to the Staff’s comment, we will disclose in future filings, as applicable, a discussion of the role of our executive officers in our compensation processes and their input during the crafting of compensation packages in accordance with Item 402(b)(xv) of Regulation S K.

8.           We note that your compensation committee typically seeks to establish compensation levels of its senior officers at or slightly below the median compensation of executives of comparable companies comprising a general survey group.  In this regard, it appears that you engage in benchmarking.  Please confirm that in future filings you will identify the companies to which you benchmark.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

In response to the Staff’s comment, to the extent we engage in benchmarking in the future, we will identify the companies against which we benchmark in accordance with Item 402(b)(2)(xiv) of Regulation S-K and the Staff’s guidance on benchmarking disclosure.  In cases where our Compensation Committee refers to a broad-based survey group containing hundreds of companies, we would expect to disclose those companies in an annex to our proxy statement.

U.S. Securities and Exchange Commission Division of Corporate Finance September 29, 2010 Page 10

Lastly, we also confirm that, as discussed with Ms. Theresa Messinese of the Division of Corporate Finance on September 14, 2010, we will apply the Staff’s guidance in Question 103.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations to the presentation of non-GAAP measures in our earnings releases and other materials furnished with the Commission on Form 8-K in the future.  For example, to the extent we intend to reflect an EBITDA measure that includes non-EBITDA items or adjustments, we will refer to such measure as “Adjusted EBITDA” or use  similar terminology to distinguish that measure from “EBITDA” and in such instances will appropriately define, as we have done in the past, such adjusted EBITDA measure.

In connection with the foregoing responses, the Company acknowledges that:

(1)           the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

(2)           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing provides a complete response to the Comment Letter, but please do not hesitate to contact the undersigned with any questions or comments.

Very truly yours,

Timothy J. Cunningham
Executive Vice President and
Chief Financial Officer